SCHEDULE 13G

(Rule 13d-102)
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No.  )*

JINPAN INTERNATIONAL LIMITED
(Name of Issuer)

Common Stock, $0.0045 par value
(Title of Class of Securities)

G5138L100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. G5138L100	13G	Page 2 of 11 Pages

1. Names of Reporting Persons Jing Yuqing
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,124,694 (includes option to purchase 18,000 common shares)
6. Shared Voting Power 0
7. Sole Dispositive Power 1,124,694 (includes option to purchase 18,000 common shares)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,694 (includes option to purchase 18,000 common shares)*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☑ (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 6.9% (includes option to purchase 18,000 shares)
12. Type of Reporting Person (See Instructions) IN

* Based on 16,395,456 outstanding common shares, par value $0.0045 per share, of Jinpan International Limited (the “Issuer”), as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on June 23, 2011.

CUSIP No. G5138L100	13G	Page 3 of 11 Pages

1. Names of Reporting Persons Li Zhiyuan
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,602,527 (includes options to purchase 18,000 common shares)
6. Shared Voting Power 0
7. Sole Dispositive Power 2,602,527 (includes options to purchase 18,000 common shares)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,602,527 (includes options to purchase 18,000 common shares)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☑ (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 15.9%*
12. Type of Reporting Person (See Instructions) IN

* Based on 16,395,456 outstanding common shares, par value $0.0045 per share, of Jinpan International Limited (the “Issuer”), as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on June 23, 2011.

EXPLANATORY NOTE:

This filing reflects information as of December 31, 2011. The reporting persons also beneficially owned more than 5% of the common shares, par value $0.0045 per share, of Jinpan International Limited (the “Issuer”) as of December 31, 1998 through 2010, but inadvertently failed to file Schedules 13G for any of those years. The reporting persons made this corrective filing once the oversight was discovered. Although the original Schedule 13G was not timely filed, the holdings of the reporting persons have been described at each such date in other filings made by the Issuer with the Securities and Exchange Commission, including in each Annual Report on Form 20-F filed for those years.

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CUSIP No. G5138L100	13G	Page 5 of 11 Pages

Item 1.	(a)	Name of Issuer:

Jinpan International Limited (the "Issuer")

	(b)	Address of Issuer's Principal Executive Offices:

c/o Hainan Jinpan Electric Company, Ltd No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone Haikou, Hainan People’s Republic of China

Item 2.	(a)	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Jing Yuqing and Li Zhiyuan, who are collectively referred to as the “Reporting Persons.”  Li Zhiyuan, the Issuer’s Chairman of the Board of Directors and President is married to Jing Yuqing, the Issuer’s Secretary.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

	(a)	Address of Principal Business Office or, if none, Residence:

The principal business office of Jing Yuqing is c/o Jinpan International (USA) Ltd., 390 Veterans Boulevard, Carlstadt, NJ 07072.

The principal business office of Li Zhiyuan is c/o Hainan Jinpan Electric, Company, Ltd  No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People’s Republic of China.

	(b)	Citizenship:

Jing Yuqing is a citizen of the United States of America. Li Zhiyuan is a citizen of the People’s Republic of China.

	(c)	Title of Class of Securities:

Common Shares, par value $0.0045 per share (the “Common Shares”).

	(d)	CUSIP Number:

G5138L100

Item 3.	Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);

CUSIP No. G5138L100	13G	Page 6 of 11 Pages

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

	(a)	Amount beneficially owned:

Jing Yuqing is the current holder of 1,124,694 Common Shares (includes option to purchase 18,000 common shares).  Jing Yuqing disclaims beneficial ownership of 2,602,527 Common Shares (includes options to purchase 18,000 common shares) owned by her husband, Li Zhiyuan, and neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Jing Yuqing is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act.

Li Zhiyuan is the current holder of 2,602,527 Common Shares (includes options to purchase 18,000 common shares).  Li Zhiyuan disclaims beneficial ownership of 1,124,694 Common Shares (includes option to purchase 18,000 common shares) owned by his wife, Jing Yuqing, and neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Li Zhiyuan is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

	(b)	Percent of class:

See Item 11 of cover page of each Reporting Person.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: See Item 5 of cover page of each Reporting Person.

CUSIP No. G5138L100	13G	Page 7 of 11 Pages

	(ii)	Shared power to vote or to direct the vote: See Item 6 of cover page of each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover page of each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover page of each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification And Classification of Members of The Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012	/s/ Jing Yuqing
Jing Yuqing

Date: February 13, 2012	/s/ Li Zhiyuan
Li Zhiyuan

Page 8 of 11 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated February 13, 2012, between Jing Yuqing and Li Zhiyuan.

Page 9 of 11 Pages

CUSIP No. G5138L100	13G	Page 10 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares, par value $0.0045 per share, of Jinpan International Limited, and further agree that this joint filing agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G (including any and all amendments thereto), and for the accuracy and completeness of the information concerning such party contained therein, except that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate or incomplete.

This joint filing agreement may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all such counterparts shall together constitute for all purposes one and the same instrument.

[Signature Page Follows]

Date: February 13, 2012	/s/ Jing Yuqing
Jing Yuqing

Date: February 13, 2012	/s/ Li Zhiyuan
Li Zhiyuan

Page 11 of 11 Pages